Exhibit 35.1

ANNUAL COMPLIANCE CERTIFICATE

GE Money Bank (the “Servicer”) hereby certifies as of December 31, 2006 as follows:

1.                                       The undersigned has reviewed, for the period beginning January 1, 2006 and ending December 31, 2006: (a) the activities of the Servicer as they related to the Servicing Agreement dated as of June 27, 2003 (as amended and supplemented from time to time, the “Servicing Agreement”), among GE Money Bank and GE Capital Credit Card Master Note Trust and (b) the Servicer’s performance under the Servicing Agreement.  The performance by the Servicer of its obligations under the Servicing Agreement has been made by persons under the direct supervision of the undersigned.

2.                                       Except as described below, to the best knowledge of the undersigned, based on my review of the Servicer’s performance under the Servicing Agreement, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects for the period beginning January 1, 2006 and ending December 31, 2006.  With respect to a limited number of accounts in certain retailer portfolios that were initially classified as delinquent and subsequently corrected to current status, the APR was not accurately calculated due to a system error.  Due to the system error, after the correction to current status, these accounts continued to reflect an increased APR charged to delinquent accounts rather than the correct lower APR.  The Servicer is currently working to complete its analysis of the issue.

This report is delivered pursuant to Item 1123 of Regulation AB.

GE MONEY BANK

By:	/s/ LISA GIEGEL
Name:	Lisa Giegel
Title:	Senior Vice President and Controller